UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

COMPUGEN LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE

(Title of Class of Securities)

M25722105

(CUSIP Number)

Doron Feinberg, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [     ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25722105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Biotechnology Industries Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,045,748 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,045,748 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,045,748 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.64%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,056,274

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,056,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.68%

14.	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D restates and amends the Statement on Schedule 13G, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.01 per share, of Compugen Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.01 per share (the “Ordinary Shares”), of Compugen Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at 72 Pinchas Rozen St., Tel Aviv, Israel.  The Ordinary Shares are traded only on the National Association of Securities Dealers Automatic Quotation System (the “NASDAQ”).

Item 2.	Identity and Background
(a), (b) and (c):The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Clal Biotechnology Industries Ltd., (“CBI”) an Israeli corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. CBI is a holding company, the activities of which consist of establishment, acquisition and development of companies in the life science industry. CBI owns directly Ordinary Shares of the Issuer

(2)           Clal Industries and Investments Ltd. (“Clal Industries”),  an Israeli public corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange.  As of May 19, 2003, Clal Industries owned all the outstanding shares of CBI. Clal Industries owns directly Ordinary Shares of the Issuer. By reason of Clal Industries’s control of CBI, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by CBI.

(3)           IDB Development Corporation Ltd. (“IDB Development”), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003 IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries. By reason of IDB Development’s control of Clal Industries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clal Industries and CBI.

(4)           IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of Clal Industries, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Industries and CBI.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (4) above:
(5) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(6) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby

Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and Clal.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and Clal.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and Clal.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clal Industries and CBI.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CBI, (ii) Clal Industries, (iii) IDB Holding and (iv) IDB Development are set forth in Exhibits A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration
Prior to the Issuer’s initial public offering (“IPO”) in August 2000, CBI owned 2,250,044 Preferred B Shares and 791,704 Preferred C Shares of the Issuer.
Upon the IPO, all Preferred Shares were converted to Ordinary Shares. In addition, CBI was issued an additional 4,000 Ordinary Shares. In aggregate, after the IPO, CBI held 3,045,748 Ordinary Shares.
Clal Industries received from the Periscope Fund L.P. on February 23, 2001 and on September 3, 2001, dividends of 6,435 Ordinary Shares and 4,091 Ordinary Shares, respectively.

Item 4.	Purpose of Transaction
CBI has not made any purchases in the open market on the NASDAQ since the IPO.

The Ordinary Shares acquired by Clal Industries and CBI were purchased for investment purposes and to protect the ability of the Reporting Persons to continue to influence the policies of the Issuer and to assure that any extraordinary corporate transactions involving the Issuer would be made with fair consideration given to the interests of the Reporting Persons. The Reporting Persons may seek to use their influence to prevent, or modify the terms of any extraordinary transactions involving the Issuer or any of subsidiaries, such as a recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of the Issuer or the composition of its Board of Directors or dividend policies which the Reporting Persons believe are not in the interest of the Issuer or their interests as substantial investors in the Issuer. The Reporting Persons have no plan or proposals which would result in, or are designed to prevent or modify the terms of, any of the types of extraordinary transactions described above.

The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 26,164,655 Ordinary Shares outstanding on March 31, 2003. The percentage of Ordinary Shares outstanding owned by the Reporting Persons set forth in this Statement is based on this number.

As of May 19, 2003, CBI directly owned and shared the power to vote and dispose of the 3,045,748 Ordinary Shares, constituting approximately 11.64% of the Ordinary Shares. As of such date Clal Industries directly owned 10,526 Ordinary Shares, and by reason of control of CBI, may be deemed to share the power to vote and dispose 3,056,274 Ordinary Shares, constituting approximately 11.68% of the Ordinary Shares

As of May 19, 2003, IDB Holding, IDB Development and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 3,056,274 Ordinary Shares, held directly by CBI and Clal Industries, constituting approximately 11.68% of the Ordinary Shares.

None of the Reporting Persons purchased or sold any Ordinary Shares from the date of the IPO.

Mr. David Haselkorn (an officer of Clal Industries) is a director of the Issuer. Mr. Haselkorn owns options to purchase 15,915 Ordinary Shares that are exercisable within 60 days of April 30, 2003, and owns 3,000 Ordinary Shares. Mr. Haselkorn has given notice of retirement as of July 1, 2003.

The Reporting Persons have been informed that none of the executive officers and directors of IDB Holding, IDB Development, Clal Industries and CBI have purchased or sold any Ordinary Shares during the period since the IPO.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein and in Items 2 and 5 hereof, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Under the terms of the Investor Rights Agreement dated July 16, 2000 among the Issuer and certain purchasers of Ordinary Shares, including CBI (the “Agreement”), at any time when the Issuer is eligible to register securities on Form F-3, subject to specified exceptions, the purchasers are entitled to request that the Issuer shall effect the registration of their Ordinary Shares under the Securities Act of 1933, as amended (“the Securities Act”).  At the request of any holder of demand registration rights, the Issuer must use its best efforts to register at least 20% of the shares held by that holder if they are not freely tradable under the Securities Act. The minimum aggregate offering price of the securities to be registered is at least $500,000. The demand rights may be exercised at least six months following any other registration of the Ordinary Shares. CBI may only make one demand for the Issuer to register its Ordinary Shares. The Agreement attached as exhibit 12 and incorporated herein by reference

The holders of registration rights also have the right to include their Ordinary Shares in any registration statements filed by the Issuer for purposes of a public offering, subject to specified limitations. The Issuer will pay all expenses in connection with any registration, other than underwriting fees or discounts. These registration rights are transferable under specified circumstances and may be amended or waived only with the Issuer’s written consent and a specified number of the affected holders.

Item 7.	Material to Be Filed as Exhibits

Exhibits 1, 2, 3 and 4	Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal Industries , (2) CBI, (3) IDB Holding and (4) IDB Development.

Exhibit 5-	Agreement dated June 22, 2003, between CBI and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of CBI.

Exhibit 6-	Agreement dated June 22, 2003, between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Industries.

Exhibit 7-	Agreement dated June 23, 2003, between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 8-	Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Dankner.

Exhibit 9-	Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 10-	Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 11-	Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 12-	Investor Rights Agreement dated July 16, 2000 among the Issuer and certain purchasers of Ordinary Shares, including CBI.

Signature

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2003,

CLAL BIOTECHNOLOGY INDUSTRIES LTD. CLAL INDUSTRIES AND INVESTMENTS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN AVRAHAM LIVNAT RUTH MANOR

	By:	IDB HOLDING CORPORATION LTD.

		By:	(Signed)

Rina Cohen and Arthur Caplan, authorized signatories of IDB
Holding Corporation Ltd. for itself and on behalf of Clal
Biotechnology Industries Ltd., Clal Industries and Investments
Ltd., IDB Development Corporation Ltd., Nochi Dankner,
Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor
pursuant to the agreements annexed as exhibit 5-11 to this
Schedule 13D.